Exhibit 23.1

                               Consent of KPMG LLP
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The Board of Directors
CollaGenex Pharmaceuticals, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-31229) on Form S-8 of CollaGenex Pharmaceuticals, Inc. of our report dated January 29, 1999, except as to note 13, which is as of March 19, 1999, relating to the consolidated balance sheets of CollaGenex Pharmaceuticals, Inc. and subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1998 and the related schedule, which report appears in the December 31, 1998, Annual Report on Form 10-K of CollaGenex Pharmaceuticals, Inc.



/s/ KPMG LLP



Princeton, New Jersey
March 23, 1999